Exhibit T3A.8(a)

State of Delaware Secretary of State Division of Corporations Delivered 12:15 PM 07/27/2018 FILED 12:15 PM 07/27/2018 SR 20185878415 - File Number 6992347

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION OF

IP SPECIAL HOLDINGS, LLC

This Certificate of Formation is being executed by the undersigned for the purpose of forming a limited liability company pursuant to §18-201 of the Delaware Limited Liability Company Act.

The name of the limited liability company is IP Special Holdings, LLC.

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of IP Special Holdings, LLC on this 27th day of July, 2018.

By:	/s/ Amber S. Koger
Name: Amber S. Koger
Title: Authorized Person